Exhibit 99.4

27 February 2015	For analyst and media enquiries, please call Sean O’Sullivan or Laura Vize on +61 2 8845 3360.

The NSW Government and the Asbestos Injuries Compensation Fund Limited (AICFL) announce amendments to Loan Facility

AICFL today confirmed the NSW Government has agreed to amend the terms of the Loan Facility provided to AICFL by the NSW Government. AICFL further announced that as a consequence of the amendments, it expects that the Asbestos Injuries Compensation Fund can continue to pay claims in full, as they fall due.

James Hardie Industries plc (James Hardie) acknowledges the efforts of the parties in reaching an outcome to this matter that we consider addresses the interests of all stakeholders.

Background information in relation to this matter is provided in James Hardies’ statement to the Australian Securities Exchange, dated 15 September 2014.

Please also find attached the statement issued today by AICFL.

Any questions in relation to the amendments to the Loan Facility are best directed to AICFL or the NSW Government.

END

Media / Analyst Enquiries

Sean O’Sullivan

Vice President, Investor and Media Relations

Laura Vize

Manager, Corporate Communications

Phone: +61 2 8845 3360

Email: media@jameshardie.com.au

Forward-Looking Statements

This Media Release contains forward-looking statements. James Hardie Industries plc (the “company”) may from time to time make forward-looking statements in its periodic reports filed with or furnished to the Securities and Exchange Commission, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.

Examples of forward-looking statements include:

—	statements about the company’s future performance;
—	projections of the company’s results of operations or financial condition;
—	statements regarding the company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products;
—	expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants;
—	expectations concerning the costs associated with the significant capital expenditure projects at any of the company’s plants and future plans with respect to any such projects;
—	expectations regarding the extension or renewal of the company’s credit facilities including changes to terms, covenants or ratios;
—	expectations concerning dividend payments and share buy-backs;
—	statements concerning the company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;
—	statements regarding tax liabilities and related audits, reviews and proceedings;
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expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

—	expectations concerning indemnification obligations;
—	expectations concerning the adequacy of the company’s warranty provisions and estimates for future warranty-related costs;
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statements regarding the company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and

—

statements about economic conditions, such as changes in the US economic or housing recovery or changes in the market conditions in the Asia Pacific region, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Forward-looking statements are based on the company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 26 June 2014, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former company subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability; governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the transfer of the company’s corporate domicile from the Netherlands to Ireland, including changes in corporate governance and any potential tax benefits related thereto; currency exchange risks; dependence on customer preference and the concentration of the company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favorable to the company, or at all; acquisition or sale of businesses and business segments; changes in the company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company’s reports filed with Australian, Irish and US securities agencies and exchanges (as appropriate). The company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions. The company assumes no obligation to update any forward-looking statements or information except as required by law.

27 February 2015

Statement by Asbestos Injuries Compensation Fund Limited as trustee for the Asbestos Injuries Compensation Fund

Asbestos Injuries Compensation Fund Limited (AICFL) today welcomed the NSW Government agreement to amend the Loan Facility provided to AICFL by the NSW Government.

The amended Loan Facility will allow AICFL to draw down, if required the full $320m loan facility and to allow drawings to continue to be made for the payment of claims until the final year of the facility in 2030.

With these changes to the loan facility, it will not be necessary for AICFL to proceed with its previously announced intention to implement an approved payment scheme on 1 July 2015.

Given the uncertainties associated with long term experience, however, it is always possible that such a scheme may become necessary at some future date.

For more information visit www.aicf.org.au.

Issued By:

Tim Allerton

City PR

(02) 9267 4511.